Exhibit 99.2

Park Ha Biological Technology Co., Ltd. Announces Closing of $4.8 Million Initial Public Offering

Wuxi, China, December 30, 2024 -- Park Ha Biological Technology Co., Ltd. (Nasdaq: PHH) (the “Company”), a company focused on developing private skincare labels, direct skincare product sales, and franchise alliance promotions, today announced the closing of its initial public offering (the “Offering”) of 1,200,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per ordinary share. The Ordinary Shares began trading on the Nasdaq Capital Market on December 27, 2024 under the ticker symbol “PHH.”

The Company received aggregate gross proceeds of $4.8 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to 180,000 additional ordinary shares, representing 15% of the ordinary shares sold in the Offering, at the public offering price, less underwriting discounts.

Net proceeds from the Offering will be used for (i) expanding the scale of directly-owned stores in the PRC; (ii) purchasing existing product patents to develop proprietary products; and (iii) acquiring ingredient suppliers to reduce production costs over the long term.

The Offering is being conducted on a firm commitment basis. Dawson James Securities, Inc. and D. Boral Capital LLC acted as underwriters for the Offering (the “Underwriters”). Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-281783) and was declared effective by the SEC on December 20, 2024. A final prospectus describing the terms of the proposed offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. The Offering was made only by means of a prospectus, forming a part of the registration statement. Alternatively, electronic copies of the final prospectus may be obtained by contacting Dawson James Securities, Inc. by standard mail to Dawson James Securities, Inc., 101 N. Federal Highway Suite 600 Boca Raton, Florida 33432, or via email at investmentbanking@dawsonjames.com, or by telephone at +1(561)-391-5555; or from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Ave 39th Floor, New York, NY 10022, or via email at info@dboralcapital.com, or by telephone +1(212)-970-5150.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only. It shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare products sales and franchise alliances promotions under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of April 30, 2024, the Company has two directly operated stores and 43 franchisees, of which 41 and two operate under the store name “Park Ha” and “Geni” respectively, in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly-operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

For more information, please contact:

Park Ha Biological Technology Co., Ltd.
Investor Relations Department
Email:  ir@parkha.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com